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                                                                 EXHIBIT 15

December 5, 2000


Mr. Ian Farmer
2782 Calle Alegre
Pleasanton, CA 94566

       Re: Executive Severance Agreement dated September 2, 1998 (the
           "Agreement")


Dear Mr. Farmer:

      This is to confirm our understanding regarding amounts that will be due you under the above-referenced Agreement upon the completion of the pending transaction (the "Transaction") between ADAC Laboratories, Inc. ("ADAC") and Philips Electronics North America Corporation ("Philips").

      If the Transaction is completed in calendar year 2000, you agree that the Severance Payment will be due under Section 3 of the Agreement will be $459,502. This Payment will be made to you in a cash lump sum payment as promptly as practicable following the Closing. You also agree that you will not be entitled to "fringe benefits" continuation under Section 5 of the Agreement.

      If the Transaction is completed after calendar year 2000, your "base amount" for purposes of Section 280G of the Internal Revenue Code may change, in which case you and we will make new determinations regarding the amount of any Severance Payment, if any, is due under the Agreement.

      Assuming that the Transaction is completed in calendar year 2000 at a price of $18.50 per share, you will be paid at the closing of the Transaction $2,432,500 for your ADAC restricted stock (in accordance with the tender offer procedures) and stock options, which amount is net of the exercise price of such options. You will not be required to place any portion of such funds into escrow pursuant to Section 3 of the Agreement.

      Please sign below to indicate your concurrence in the above.


                                            Sincerely,

                                            /s/ Tim Mickelson

                                            Tim Mickelson
                                            President


Agreed:


/s/ Ian Farmer
--------------------
Ian Farmer